CONSENT OF JOHN GORHAM

In connection with the technical information attributed to the undersigned in the following reports or documents, each of which are incorporated by reference into the registration statement on Form 40-F (the "Form 40-F") being filed by B2Gold Corp. (the "Company") with the United States Securities and Exchange Commission, the undersigned hereby consents to reference to the undersigned's name and the following report or document, or the information derived from the following report or document, incorporated by reference into the Form 40-F:

1) the report dated June 12, 2008 entitled, "Updated Report on the Gramalote Property" (the "Gramalote Report"); and
2) the Company's annual information form dated March 30, 2012 which includes references to my name in connection with information relating to the Gramalote Report and the properties described therein.

By: John Gorham

Date: April 19, 2013